PREDICTMEDIX INC.

(formerly Cultivar Holdings Inc.)

MANAGEMENT DISCUSSION AND

ANALYSIS

For the three and nine months ended October 31, 2021 and 2020

PREDICTMEDIX INC. MANAGEMENT DISCUSSION AND ANALYSIS For the Three and Nine Months Ended October 31, 2021 (Information as at December 30, 2021 unless otherwise noted)

Introduction

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Predictmedix Inc. (the "Company") unaudited consolidated financial statements for the three and nine months ended October 31, 2021.  This MD&A should be read in conjunction with the consolidated financial statements of the Company and the notes thereto for the year ended January 31, 2021 and the interim condensed financial statements for the three and nine months ended October 31, 2021.  The effective date of this report is December 30, 2021. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Unless expressly stated otherwise, all financial information is presented in Canadian dollars. This MD&A contains certain forward-looking information and involves risks and uncertainties, including but not limited to, those described in the "Risk Factors" section.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include uncertainties involved in the Company's cutting edge artificial intelligence based technologies, disputes and/or litigation involving intellectual property of the Company, performance of the Company's products in the field and in third-party tests fluctuations in currency exchange rates; uncertainty of estimates of capital and operating costs, the introduction of regulation of the Company's products, and the Company's need to obtain additional financing and uncertainty as to the availability and terms of future financing. .

All forward-looking statements are based on the Company's beliefs and assumptions which are based on information available at the time these assumptions are made.  The forward- looking statements contained herein are as of October 31, 2021 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.

CORPORATE OVERVIEW

History

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company" or "Predictmedix").

On April 9, 2020, the Company announced that it had completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB also changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA.

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect the influence of cannabis on individuals. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company's Business and Products

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed A technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Registration Statement as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System."  In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a description of our primary product, the IDSS, and the products under development.

Infectious Disease Symptom Screening Solutions ("IDSS")

Our primary product that is being marketed and sold currently.  All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion but has not been completed as of the date of this statement.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

As a screening system, our IDSS does not render conclusive diagnoses, nor can it identify asymptomatic cases.  Rather, it can (and should) be used to identify persons who are more likely to test positive for certain infectious diseases and refer such persons to undergo a more definitive test, such as a rapid COVID test.  Our IDSS marketing targets potential customers who may have to rapidly screen large numbers of people where it is not practical to diagnostically test all of them.  Such a situation arises in many public events.  In a place where large numbers of people are to be admitted to a common area, the IDSS could be used to identify individuals who are more likely to test positive and yield a smaller pool of individuals who could then undergo a rapid diagnostic test prior to admission.

Our IDSS screening stations will be networked and will collect data on an entirely anonymous basis that will enhance the performance of our IDSS screening stations everywhere.  Our AI technology incorporates machine learning techniques that enables the system to improve accuracy as additional data is available.

Products Under Development
Impairment Detection Screening

Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently.  The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals.  The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.

Mental Health Screening

Our Mental Health Screening station is under development and is not being marketed or sold currently.  The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia.  As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face.  The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation.  In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases.  This technology represents an ambitious application of the Company's AI technology and is in a developmental stage.  A prototype is not expected prior to the second half of 2022 and may not be ready for public demonstration prior to 2023.

Remote patient monitoring and treatment plans application, sometimes referred to herein as the Mobile Wellbeing product (the "Mobile Wellbeing App"

This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020.  The product is a telemedicine remote patient monitoring platform.  We are currently adding modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital.  This product is under development and is not being marketed or sold by the Company currently.

Operations

We will license our software to two distinct markets; law enforcement agencies and a variety of industries that are concerned about infectious disease and impairment in the workplace such as manufacturing, mining, and aviation, as well as any public venues where large numbers of people gather.

The Company's AI powered technology utilizes multispectral imaging with a focus on visual spectral imaging along with infrared thermography to identify individuals exhibiting symptoms associated with infectious diseases. The AI technology monitors and identifies potential presence of infectious disease symptoms such as fatigue, headache, coughing, sneezing, blood flow, sweat gland activation, metabolism, fever along with other key determinant factors. The technology can be deployed using multispectral cameras in facilities where there is large movement of people. The data collected is brought into a central server / cloud for analysis and alerts are sent in case of a positive detection. Privacy concerns are addressed by using dedicated servers, access control, no video data storage - only processing being carried out by our technology. Furthermore, even the summarized frames lack any personal identifiers. Additionally, the information on the camera stays anonymous so we cannot map which camera it is. The technology has been further refined and assembled in a proprietary hardware configuration (patent pending) which can be deployed in any facility with an electricity and an internet connection. This is in form of gateway structures like metal detectors seen in facilities all over North America. In addition to the technology development and deployment in North America, the Company is exploring business development opportunities across the world.

The Company has also focused on strategic acquisitions to bolster the technology portfolio which will carry long term value to the shareholders of the company. As such, in June 2020, the Company also announced a strategic acquisition which is a major step towards turning its screening technologies into a complete enterprise solution. The company announced the acquisition of MobileWellbeing, an innovative, feature rich, Telemedicine Remote Patient Monitoring platform.  The Company plans to integrate MobileWellbeing with its Artificial Intelligence driven rapid screening system for infectious diseases, including COVID-19, and its screening modules for impairment and mental illness. Notably, we expect to turn our screening solutions into enterprise solutions with back-end patient or employee return-to-work monitoring.  Additionally, we expect that this acquisition will allow Predictmedix to enter the growing markets of telehealth and clinical trials. Furthermore, MobileWellbeing can be used for data collection, transmission, evaluation, notification and intervention at home or through kiosks that might be especially useful in Long Term Care and Retirement Community settings.

MobileWellbeing has demonstrated its value in multiple different programs over several years, and has shown benefits such as improved patient health, minimized the impact of chronic disease, and driven down the cost for care through remote monitoring. MobileWellbeing has a unique and robust set of features such as, Assisted Monitoring that allows for data collection, transmission, evaluation, notification and intervention at home or through kiosks that might be especially useful in Long Term Care and Retirement Community settings.

The Interactive Voice Response System also gives patients the accessibility to interact with the system without the need for internet connected devices. This is an important consideration given the breadth of population affected and for regions, sometimes remote, where connectivity remains a major issue. The MobileWellbeing platform's suite of features are uniquely applicable to multiple use cases that impact Predictmedix clientele. Workplaces of all sizes and sectors want their Human Resources ("HR") departments to monitor employee recovery during quarantine periods and manage their transition back to work while maintaining employee privacy. Healthcare providers will now have a very robust tool to be able to remotely manage all aspects of care, recovery, and support whilst protecting all parties from the dangers of further infection transmission.

A patient can be critically ill or is not in a condition to visit the hospital or a medical physician on a regular basis. Such restriction may result in the deterioration of health of the patient. For example, a patient may be bed ridden and perfectly in good health but requires necessary monitoring of their health condition. At the same time, the patient is also reluctant to go to the hospital. In another scenario, the patient may be in a critical condition and needs lifesaving treatment before the patient can reach the hospital. All these scenarios require a system that can automatically recommend and adapt to a treatment so that the both lifestyle management and/or prescriptive analytics can provide better health management to a patient.

Patent Protection

The following patent applications have been submitted to the United States Patent and Trademark Office by individuals affiliated with the Company.  The individuals making the application have assigned all of their respective rights in the patent applications and in any patent(s) that may be issued.

Patent Application No. 16/892,369 Published on December 10, 2020

In June of 2020, principals of the Company filed Patent Application No. 16/892,369 which is related to a provisional patent application filed by sch individuals on June 7, 2019 (Provisional application No. 62/858,422).  These applications cover the Company's proprietary system and method for detecting the impairment of an individual.  The method involves operating a processor to receive at least one image associated with the individual an identify at least one feature in each image.  The method further involves operating the processor to, for each feature: generate an intensity representation for that feature, apply at least one impairment analytical model to the intensity representation to determine a respective impairment likelihood and determine a confidence level for each impairment likelihood based on characteristics associated with at least the applied impairment analytical model and that feature.  The method further involves operating the processor to define the impairment of the individual based on at least one impairment likelihood and the respective confidence level.

Patent Application No. 63012510	Artificial intelligence driven rapid testing system for infectious diseases.
Patent Application No. 63048131	System and Method to automatically recommend and adapt a treatment regime for patients.
Patent Application No. 63048152	System and Method to manage a regards program for patient treatment protocols

Patent Application No. 63058567	Utilizing healthcare providers network effect to increase compliance for better health outcomes.
Patent Application No. 63072392	System and Method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols.

In July and August of 2021, an affiliate of the Company applied for the following patents related to the Mobile Wellbeing product.

Patent Application No. 17384686	System and method to automatically recommend and adapt a treatment regime for patients; Submitted July 23, 2021by Rajiv Muradia
Patent Application No. 17384773	System and method to manage a rewards program for patient treatment protocols; Submitted July 23, 2021by Rajiv Muradia
Patent Application No. 17385889	Utilizing healthcare providers network effect to increase compliance for better health outcomes; Submitted July 26, 2021 by Rajiv Muradia
Provisional application that was converted to a non-provisional application:
Patent Application No. 63072392	System and method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols; Submitted August 15, 2021 by Rajiv Muradia

Private Placement Financing

In order to proceed forward with business development and technology commercialization, on March 5, 2021, Predictmedix announced that it has closed a non-brokered private placement for gross proceeds of $1,090,085 in a strategic financing round to catalyze the Company's operations as it scales its business. A total of 3,114,529 units were issued at a price of $0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of $0.50 per share for a period of two years. The funds were to be used to focus on three specific areas:

1)  Marketing and Advertising: proceeds from the financing will be used to aggressively scale up our marketing operations and advertising for business development.

2)  Human Capital and Hiring: the company will be hiring additional engineers to assemble and deploy its product suite across the globe as it keeps up with ongoing purchase orders and increased demand.

3)  Research and Development: proceeds from the financing will be deployed in improving the efficiency of our proprietary algorithms and commercializing additional software and product features to improve infectious disease screening.

Gaining exposure in the US financial markets

As part of building long term shareholder value, the Company focused its efforts on further establishing itself on the US markets with an eventual goal of becoming a listed company on an exchange. As the first step, on March 29, 2021, the Company announced engaged with Kingswood Capital Markets, a prominent investment bank based out of New York City. Subsequently, the institution has changed its name to EF Hutton.

As the next step towards gaining traction in the US market, in June, 2021 the Company filed a registration statement on Form 20-F to register its common shares with the United States Securities and Exchange Commission (the "SEC"). The is currently a reporting issuer under the United States Securities Exchange Act of 1934.

Collaborations

On April 5, 2021, Predictmedix announced an agreement to deploy Safe Entry Stations in conjunction with with North American industry leaders All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") ) and Connectus Global. Connectus Global is a leading Alberta-based solutions provider for process automation, worker safety and location monitoring applications across industrial and business sectors. With an integrated suite of digital workforce management and business continuity systems, the Company's internationally deployed solutions work to improve industrial safety, operational efficiency, and crisis recovery planning.

On June 11, 2021, the company announced expansion of their Safe Entry program with the institution of their first distributor, SBL Testing Technologies Inc (SBL) in partnership with JUICEWORKS.

On August 30, 2021, Predictmedix Announced their strategic partnership with major Indian defense contractor for Southern Asia region, Paras TechCare, a Division of Paras Defence. Paras Defense will manufacture and resell Safe Entry Stations into Indian private and public sectors on behalf of Predictmedix.

On October 5, 2021, Predictmedix announced that it has secured a new strategic partnership with Entertainment Bay, India LLP, one of the largest event production companies in India, for the deployment of Safe Entry Stations at its client events. Entertainment Bay is a leading event production company in India, leveraging 10+ years of experience providing a full range of event management services for companies, organizations and individuals at stadiums, theaters, music venues, hotels and conference event centers.

Company Developments

On April 14, 2021, the company announced a 24 month, multi-unit agreement to deploy Safe Entry Stations throughout the North American operations of Flow Water Inc. ("Flow Alkaline Spring Water" or "Flow"). The contract was executed by Juiceworks Exhibits. The contract marked the successful completion of our initial pilot, as the technology is now scaled and deployed across all of Flow's operations both in Canada and the United States.

On April 19, 2021, the Company announced deployment of Safe Entry Stations at 4 key office towers in downtown Calgary and Edmonton in partnership with Apsen Properties and Juiceworks. Calgary's The Edison, Palliser Complex, The Ampersand and Edmonton's Bell Tower are raising the bar by providing a completely voluntary infectious disease symptom screening option for their tenants.

On May 6, 2021, the Company announced deployment of Safe Entry Stations at the Aster Garden Optima Living Community in partnership with Optima Living, Connectus Global, and Juiceworks Exhibits.

On May 17, 2021, the Company announced that Safe Entry Station units will be deployed at the North American tour of Hockeyfest in partnership with Juiceworks Exhibits and Jones Entertainment Group. The deployments will begin with the first Hockeyfest event, kicking off on June 25, in London, Ontario. Hockeyfest is the world's largest street and pond hockey festival with tournaments scheduled in 9 cities all over North America.

On June 3, 2021, the Company announced the deployment of Safe Entry Stations at the Lavazza Drive In Film Festival to be held in Ontario from June 27 to July 17. Inaugurated as a grassroots non-profit film festival in 2012, Italian Contemporary Film Festival (ICFF) has grown to become one of the largest Italian film festivals outside of Italy. Safe Entry Stations will be deployed to screen staff at the Lavazza Drive-In Film Festival organized by ICFF and CHIN between June 27 and July 17, 2021.  It will then be used to rapidly screen patrons and staff prior to access to open-air screenings, set to begin mid-July.

On August 16, 2021, the Company engaged international investor relations specialists MZ Group to lead a comprehensive strategic investor relations and financial communications program across all key markets. MZ Group continues to work closely with Predictmedix management to develop and implement a comprehensive capital markets strategy designed to increase the Company's visibility throughout the investment community. MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. The firm maintains offices worldwide.

On August 26, 2021, the Company deployed several Safe Entry Stations at the Palm Tree Music Festival in Westhampton Beach, New York. The single-day event was an intimate festival experience designed to capture the unmatched feeling of summer in paradise with majestic beach vibes and unmissable sets by a lineup of global icons. The Palm Tree Crew partnered with Predictmedix and Northwell Health, New York's largest Health Care provider, to design a safety protocol for attendees.

On October 25, 2021, the Company announced a revenue-generating deployment of 15 Safe Entry Stations at the Formula 1 Aramco United States Grand Prix, which was held October 22-24, 2021 at the Circuit of The Americas ("COTA") in Austin, Texas, as part of the Company's reseller partnership with the Canadian-based JUICEWORKS EXHIBITS and CONNECTUS Global. At the event, four members of the catering staff scanned "red" when walking through the Safe Entry Station and were administered a rapid antigen test right after which tested positive. Those staff were sent home for recovery.

On November 2, 2021, the Company announced that it has been granted Conformitè Europëenne ("CE") Mark status and ISO13485 certification for its Safe Entry Station, enabling Predictmedix to commercialize in the European Union and key global markets. The CE mark declares the conformity of the Safe Entry Station with EU regulations and indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health and environmental protection requirements. ISO 13485 is the medical device industry's most widely used international standard for quality management. All Safe Entry Stations manufactured by the Company's reseller, Paras Defence & Space Technologies Ltd. ("Paras"), will now have the CE mark and ISO certification.

On December 16, 2021, the Company announced the inaugural health and wellness placement of the Safe Entry Station technology at Ste. Anne's Spa, a popular health and wellness retreat in Ontario. This marks the Company's foray into the hospitality space, as we believe the public demand for safe vacations and relaxation experiences is  high.

Merger transaction

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:
Cash	$3,448
Prepaid expenses	1,125
Liabilities assumed by the Company:
Accounts payable	(19,127)
Loans payable	(107,526)
Net liabilities assumed	(122,079)
Fair value of shares issued	(1,367,992)
Loss on acquisition	$(1,490,071)

The current directors and officers of the Company are:

Sheldon Kales (Director and Chief Executive Officer),

Dr. Rahul Kushwah (Director and Chief Operating Officer),

Tom Sipos (Director),

Ajit Kumar (Director),

Rakesh Malhotra (Chief Financial Officer and Corporate Secretary).

Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the nine months ended October 31, 2021	For the nine months ended October 31, 2020

Expenses:
Amortization	$-	$2,871
Interest expense	-	687
Travel, entertainment and related	-	2,014
Net loss for the period prior to the sale transaction	-	(5,572)
Gain on divesture	-	351,868

Gain (Loss) from discontinued operations, net of tax	$-	$346,296

Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000

Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

MWB in the development phase and is currently not in use. Amortization will be recorded on this intangible asset from the date when they are put to use.

IDSS is completing its development and is estimated to have a useful life of 7 years. The asset will be amortized on a straight-line basis.

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total
Cost
Balance at January 31, 2020	$-	$-	$-
Acquisition	78,000	-	78,000
Additions	13,970	156,040	170,010
Balance at January 31, 2021	$91,970	$156,040	$248,010
Additions	46,591	153,620	200,211
Balance at October 31, 2021	$138,561	$309,660	$448,221

Net Book Value
Balance, January 31, 2021	$91,970	$156,040	$248,010
Balance, October 31, 2021	$138,561	$309,660	$448,221

SELECTED FINANCIAL INFORMATION

The following table contains selected consolidated financial information of the Company for the three and nine months ended October 31, 2021 and 2020.

	3 months ended October 31, 2021 $	3 months ended October 31, 2020 $	9 months ended October 31, 2021 $	9 months ended October 31, 2021 $
Revenue	50,640	-	100,280	-
Total operating expenses	(513,759)	(493,841)	(1,360,171)	(1,298,358)
Income (Loss) from discontinued operations	-	-	-	346,296
Net Income (loss) and comprehensive income (loss)	(463,119)	(493,841)	(1,259,891)	(952,062)
Income (Loss) per common share - basic and diluted	(0.004)	(0.005)	(0.012)	(0.009)
Weighted average number of common shares outstanding-	108,801,292	100,888,986	107,605,972	101,197,625

The chart below presents the summary financial information of the Company:

	As at October 31, 2021 ($)	As at January 31, 2021 ($)
Current assets	1,088,452	747,445
Non-current assets	454,567	256,198
Total assets	1,543,019	1,003,643
Current liabilities	103,175	135,354
Total long-term liabilities	-	-
Shareholders' equity	1,439,844	868,289
Cash dividends per common share	-	-

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Revenues

The Company generated revenue of $ 50,640 during the three months ended October 31, 2021 (October 31, 2020- $nil). The revenue comprised of monthly scanning revenue relating to its business focus and development of artificial intelligence ("AI") technologies.

Expenses and Net Loss

Total operating expenses for the three months ended October 31, 2021, were $513,759 (October 31, 2020 - $493,841) and for the nine months ended October 31, 2021 were $1,360,171 (October 31, 2020 - $1,298,358).

Significant variances for the 3 months ended October 31, 2021 and 2020

Management fees for the three months ended October 31, 2021 consist of fees paid to senior management or to Companies owned by senior management (1) $28,500 (prior period $25,500) paid to the CEO for services, (2) $25,500 (prior period $18,000) paid to the COO for services and (3) $17,870 (prior period $8,400) paid to the CFO for services.

Noncash share-based compensation of $28,166 for the three months ended October 31, 2021 (prior period $231,601), consists of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

In the prior period and on April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The Company expensed $144,200 for the vesting of these options during the three months ended October 31, 2020.

Consulting fees costs for $35,984 for the three months ended October 31, 2021 (prior period $69,500) consists primarily of fees paid to consultants to assist with operations of the Company. The decrease in consulting fees during the period ended October 31, 2021, as compared to 2020 was a result of the Company employing its own staff on payroll.

Payroll and related costs for $54,397 (prior period $nil) relates to employment of technical staff to assist with the growth of business and reduce its reliance on outside consultants during the quarter ended October 31, 2021.

Legal fees for $77,464 for the three months ended October 31, 2021 (prior period $20,458) consists of legal fees paid for running the business of the Company. The increase in legal fees in the current period relates to the added legal costs to register the Company with the SEC.

Transfer agent and filing fees for $13,564 (prior period $4,460) for the three months ended October 31, 2021 is the costs of filing and compliance for the Company's listing in Canada. The increased costs is the filing costs for registration with the SEC during the current quarter.

Significant variances for the nine months ended October 31, 2021 and 2020

Management fees for the nine months ended October 31, 2021 consist of fees paid to senior management or to Companies owned by senior management (1) $79,500 (prior period $74,000) paid to the CEO for services, (2) $nil (prior period $6,000) paid to a prior director for services, (3) $66,500 (prior period $50,000) paid to the COO for services and (4) $56,270 (prior period $34,000) paid to the CFO for services.

Noncash share-based compensation of $149,818 for the nine months ended August 31, 2021 (prior period $558,925), consists of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

In the prior period and on April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The Company expensed $471,524 for the vesting of these options during the nine months ended October 31, 2020.

Consulting fees costs for $160,656 for the nine months ended October 31, 2021 (prior period $139,438) consists of fees paid to consultants to assist with the operations of the Company. The increase in consulting fees during the period ended October 31, 2021, as compared to 2020 was a result of the Company's overall increased business activity.

Payroll and related costs for $96,123 (prior period $nil) relates to employment of technical staff to assist with the growth of business during the nine-month period ended October 31, 2021.

Legal fees for the nine months ended October 31, 2021 was $154,753 as compared to legal fees for $116,410 for the nine months ended October 31, 2020. The increase in legal fees in the current period relates to the added legal costs to register the Company with the SEC.

Transfer agent and filing fees for $42,049 (prior period $42,539) for the nine months ended October 31, 2021 is primarily the costs of filing and compliance for the Company's listing.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance existing activities.

The following table summarizes financial information for the three months ended July 31, 2021 and the preceding seven quarters:

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	$	$	$	$	$	$	$	$
Revenue	50,640	49,640	-	-	-	-	-	-

Net income (loss)	(463,119)	(382,586)	(414,186)	(632,471)	(493,841)	(473,268)	15,047	(324,653)
Income (Loss) per share, basic and fully diluted	(0.004)	(0.004)	(0.004)	(0.006)	(0.005)	(0.005)	0.0001	(0.003)
Cash dividends for common shares	-	-	-	-	-	-	-	-

CRITICAL ACCOUNTING ESTIMATES

Preparing financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles. Estimates also affect classification and reported amounts for various assets, liabilities, equity balances, revenues and expenses. Prior estimates are revised as new information is obtained and are subject to change in future periods.  Management believes the accounting policies and estimates used in preparing the consolidated financial statements are considered appropriate in the circumstances but are subject to numerous judgments and uncertainties inherent in the financial reporting process.

The preparation of these unaudited consolidated financial statements requires management to make judgements regarding the going concern of the Company, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiary has been determined to be the Canadian dollar.

Income taxes - There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities based on the Company's current understanding of tax laws as applied to the Company's circumstances.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Stock option valuation ‐ Issuances and grants of share options are valued using the fair value method.  Management uses the Black-Scholes valuation model to estimate the fair value of options determined at grant date.  Grants of options result in non-cash charges to expense and a corresponding credit to share-based payment reserves.  Charges associated with granted options are recorded over the vesting period.  Significant assumptions affecting valuation of options include the trading value of the Company's shares at the date of grant, the exercise price, the term allowed for exercise, a volatility factor relating to the Company's historical share price, forfeiture rates, dividend yield and the risk-free interest rate.

Useful life of property and equipment - Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, potential for technological obsolescence, and regulations.

New standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

• clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"

• clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

• make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2021, the Company had cash of $574,452 and working capital of $985,277.

During the nine months ended October 31, 2021, the Company was provided $1,681,628 from financing activities, used $1,387,016 in operating activities and $200,211 in investing activities.

During the nine months ended October 31, 2020, the Company was provided $178,621 from financing activities, used $883,117 in operating activities and $83,525 in investing activities.

At January 31, 2021, the Company had cash of $480,051 and working capital of $612,091.

The Company has financed its operations from inception to date through the issuance of equity shares.

The Company as of October 31, 2021 has commenced to generate revenues; as such, administrative and other expenses may exceed available cash resources and additional funding may be required to further its projects and to meet ongoing requirements for general operations. The ability of the Company to continue as a going concern is dependent on raising additional financing, development of its projects and generation of profitable operations.

On March 5, 2021, the Company closed a non-brokered private placement for gross proceeds of $1,090,085. A total of 3,114,529 units were issued at a price of $0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of $0.50 per share for a period of two years.

During the nine months ended October 31, 2021, the Company raised $595,313 from the exercise of options (prior period $180,750)

As such, the Company believes it will require additional funding over the next 12 months.

The Company's objectives when managing its capital structure are to preserve the Company's access to capital markets and its ability to meet its financial obligations.

Based on available funds, the Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above as well as support future business opportunities.

To manage the capital structure, the Company may adjust its project plans, operating expenditure plans, or issue new common shares. The Company monitors its capital structure using annual forecasted cash flows, expenditure budgets and targets for the year as well as corporate capitalization schedules. This is achieved by the Board of Directors' review and acceptance of expenditure budgets that are achievable within existing resources and the timely matching and release of the next stage of expenditures with the resources made available from private placements or other funding.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to externally imposed capital requirements or covenants.

OUTSTANDING SHARE DATA

At October 31, 2021, the Company had 108,801,292 common shares outstanding. As of date of the MD&A, the Company has 108,801,292 common shares outstanding.

At October 31, 2021, the Company had 1,100,000 outstanding stock options and 3,114,569 warrants. As of date of the MD&A, the Company has 1,100,000 outstanding stock options and 3,114,569 warrants.

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

b) Share issuances

During the nine- month period ended October 31, 2021

  On March 5, 2021, the Company closed a private placement of 3,114,529 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.23%; expected volatility of 188%; expected life of 2 years.  The relative fair value of the warrants has been valued at $455,990 and common shares at $634,095. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $299,300 was reclassed from share-based payment reserve to share capital.

During the year ended January 31, 2021

  The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA (Note 5).
  1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.
  100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.
  50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform (Note 8)
  58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Expired	(1,548,000)	$0.50
Outstanding, October 31, 2021	3,114,569	$0.50

As at October 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
3,114,569	$0.50	1.34	March 5, 2023
3,114,569	$0.50	1.34

(c) Stock Options

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Nine- month period ended October 31, 2021

(a) The Company expensed $34,246 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(b) The Company expensed $18,958 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of October 31, 2021	$-

During the nine- month period ended October 31, 2021, the Company expensed $58,786 relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of October 31, 2021.

(d) On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.35 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on December 9, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of October 31, 2021	$39,041

During the nine- month period ended October 31, 2021, the Company expensed $25,733 relating to the vesting of options, resulting in unvested stock- based compensation expense of $39,041 as of October 31, 2021.

(e) On July 30, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.25 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on January 30, 2023. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of October 31, 2021	$34,870

During the nine- month period ended October 31, 2021, the Company expensed $12,095 relating to the vesting of options, resulting in unvested stock- based compensation expense of $34,870 as of October 31, 2021.

As of October 31, 2021, there was a total of $73,911 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	250,000	$0.36
Granted	250,000	$0.35
Granted	250,000	$0.25
Expired	(4,776,250)	$0.17
Exercised	(3,968,750)	$0.15
Outstanding October 31, 2021	1,100,000	$0.42

As at October 31, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	3.71	July 17, 2025
70,000	-	$0.54	0.36	March 10, 2022
200,000	200,000	$0.54	0.42	March 30, 2022
250,000	250,000	$0.36	0.40	March 23, 2022
250,000	62,500	$0.35	1.11	December 9, 2022
250,000	62,500	$0.25	1.75	July 30, 2023
1,100,000	655,000	$0.42	1.11

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The fair value of the Company's accounts payable, and loans and advances approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at October 31, 2021, the Company had cash of $574,452 to settle current liabilities of $103,175.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

(d) Revenue concentration

During the period ended October 31, 2021, one reseller represented the total revenues and total receivables.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Nine months ended October 31, 2021	Nine months ended October 31, 2020

Management fees to the CEO	$79,500	$74,000
Management fees to a prior director	-	6,000
Management fees to the COO	66,500	50,000
Management fees to the CFO	56,270	34,000
Total Management fees	$202,270	$164,000
Vehicle expense to the CEO	13,500	7,500
Vehicle expenses to the COO	13,500	5,000
Rent to the CEO included in rent expense	22,500	15,500
	$251,770	$192,000

	Three months ended October 31, 2021	Three months ended October 31, 2020

Management fees to the CEO	$28,500	$25,500
Management fees to the COO	25,500	18,000
Management fees to the CFO	17,870	8,400
Total Management fees	$71,870	$51,900
Vehicle expense to the CEO	4,500	4,000
Vehicle expenses to the COO	4,500	4,000
Rent to the CEO included in rent expense	7,500	6,000
	$88,370	$65,900

During the nine months ended October 31, 2021, the Company paid $93,000 (October 31, 2020: $38,022) being marketing expenses to companies controlled by the children of the CEO.

As of October 31, 2021, there was $nil due to any related parties (October 31, 2020- $7,000).

BOARD PURPOSE AND FUNCTION

The directors and management of the parent company have experience operating in Canada and the United States and taking projects through to various stages of development. The Board's purpose is to ensure corporate governance, risk, strategy and shareholder interests are priorities at all times.

COMMITMENTS AND CONTINGENCIES

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services which effective September 1, 2021 was revised to $10,000 per month. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, is revised to $8,500 per month. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

CONTROL AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting.  As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed.  The existence of these weaknesses is to be compensated for by senior management monitoring, which exists.  The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas.  It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could burden the Company's financial resources, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action.  The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO of the financial accounting and reporting.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Current and potential investors should give special consideration to the risk factors involved, should the Company continue in the cannabis business.

Management

Dependence on Key Personnel, Contractors and Service Providers, shareholders of our Company rely on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company and in selecting and developing new investment and expansion opportunities.  The Company may need to recruit additional qualified contractors and service providers to supplement existing management.  The Company will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Company.

Value of Our Common Shares

The value of the Company's common shares could be subject to significant fluctuations in response to variations in and annual operating results, the success of the Company's business strategy, competition or other applicable regulations which may affect the business of the Company and other factors.

Impact of Covid-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specially identified as "COVID-19" has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

Additional Funding and Financing Risk

Additional funds will be required for future development.  The source of future funds available to the Company is through the sale of additional equity capital or borrowing of funds.  There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position.  In addition, any future equity financings by the Company may result in substantial dilution for existing shareholders.

Uninsured Hazards

The Company currently carries no insurance coverage.  The potential costs that could be associated with any liabilities not covered by insurance or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position.

Conflicts of Interest

Certain Directors and Officers of the Company also serve as Directors and officers of other companies involved in development and production.  Consequently, there exists the possibility that such Directors or Officers may be in a position of conflict of interest.  Any decision made by such Directors or Officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such Directors will declare and refrain from voting on, any matter in which such Directors may have a material conflict of interest.

General Venture Company Risks

The common shares must be considered highly speculative due to the nature of the Company's business, the early stage of its deployment, its current financial position and ongoing requirements for capital. An investment in the common shares should only be considered by those persons who can afford a total loss of investment and is not suited to those investors who may need to dispose of their investment in a timely fashion. Investors should consult with their own professional advisors to assess the legal, financial and other aspects of an investment in common shares.

Uncertainty of Revenue Growth

There can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund increase its sales and marketing efforts and increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

Marketing and Distribution Capabilities

In order to commercialize its technology, the Company must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to market certain of its products, the Company must either acquire or develop a sales and distribution infrastructure. In order to maximize sales of other products, the Company may determine that it needs to either acquire or develop a sales and distribution infrastructure. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of its management and key personnel and defer its product development and deployment efforts. To the extent that the Company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts may not be successful. If the Company fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales and incur increased costs.

Rapid Technological Development

The markets for the Company's products and services are characterized by rapidly changing technology and evolving industry standards, which could result in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industries it serves and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that the Company will successfully develop new products or enhance and improve its existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable. Regardless of the Industry as a whole, the less lethal sector moves somewhat slower in the adaptation and integration of new products.

The Company must commit significant resources to developing new products before knowing whether its investments will result in products the market will accept. To remain competitive, the Company may be required to invest significantly greater resources then currently anticipated in research and development and product enhancement efforts and result in increased operating expenses.

Competition

The Company's industry is competitive and composed of many foreign companies. The Company expects to experience competition from competitors whom it expects to continue to improve their products and technologies. Competitors may announce and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels or other factors. Competitors may be able to respond more quickly than the Company to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products.

Intellectual Property

The Company's ability to compete effectively will depend, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes. Although the Company considers certain of its product designs as well as manufacturing processes involving certain of its products to be proprietary, patents or copyrights do not protect all design and manufacturing processes. The Company has adopted procedures to protect its intellectual property and maintain secrecy of its confidential business information and trade secrets. However, there can be no assurance that such procedures will afford complete protection of such intellectual property, confidential business information and trade secrets. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

To protect the Company's intellectual property, it may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays and materially disrupt the conduct of its business.

STRATEGY AND OUTLOOK

Our objective is to maximize the value of the Company for our shareholders and our strategy to obtain this result is to continually seek opportunities to participate in new ventures primarily in AI.

SEGMENT INFORMATION

The Company, through its subsidiaries, is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.  All assets are located in Canada